Exhibit 17.1
RESIGNATION
I, Emilia Ochoa, Director, President, Secretary, Treasurer, Chief Executive Officer and Chief Financial Officer of Castillo, Inc., a Delaware Corporation, hereby tender and submit my resignation as Director, President, Secretary, Treasurer, Chief Executive Officer and Chief Financial Officer of the above named corporation, such resignation to be effective this 9th day of October, 2009.

/s/ Emilia Ochoa

Emilia Ochoa